Exhibit 9.1

2021 Technology Transfer Agreement

This 2021 Technology Transfer Agreement ("Agreement") is entered into as of February 26, 2021 (the "Effective Date") by and between Socket Mobile, Inc., a Delaware corporation with a principal place of business at 39700 Eureka Drive, Newark, California 94560 ("Socket"), and SpringCard SAS, a société par actions simplifiée organized under the laws of France with its principal place of business at 2 Voie la Cardon, 91120 Palaiseau, France ("SAS"). Socket and SAS may be referred to collectively as the "Parties" or each a "Party."

In consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.       Definitions.

A.	"Affiliate" of a Party shall mean any entity which is controlled by, is in control of, or under common control of that Party or its successor. For purposes of this definition, "control" means the direct or indirect beneficial ownership of over fifty percent (50%) of the voting interests (representing the right to vote for the elections or of directors or other managing authority) in an entity.
B.	"Contactless Technology Package" or "CTP" shall mean all technology and intellectual property, including any and all SAS know-how, technology, and intellectual property, and SAS technology necessary for the development and manufacturing of Products ("Know How"). This includes but is not limited to:
•	RFID antenna designs and schematic design information sufficient for Socket to incorporate into a printed circuit board for use in Products;

•	Firmware for both source and object code, including but not limited to SDK APIs and libraries that can read, decode, and write RFID information with RFID;
•	Security protocol algorithms, associated Know How, and computer interface technology, such as drivers;
•	Firmware and general software level for Socket to be able to procure EMVCO Level 1 Type Approval;
•	Software using drivers such as the Windows driver for the Product and a Software Developers Kit ("SDK") to provide programming interface commands needed to communicate with a programmable processor; and

•	Source and object codes of any software that SAS has or will provide to Socket.

C.	"Firmware" shall mean all embedded software elements required to manufacture, sell, support, upgrade, and modify the Products. Firmware represents the functions and libraries enabling the Products.

D.	"Product" or "Products" shall mean Socket RFID readers, writers, or other mobile RFID-enabled products that are, will, or can be developed with RFID, together with the related Know How, provided by SAS. Products may use Bluetooth technology. The Derivative of a Product may also be referred to as a "Product."
•	Socket's existing Products include, but are not limited to, Products with the Socket Product names such as D600, S550 and their Derivative Products. The D600 is a member of the Socket's series of DuraScan data collection products. D600 represents the DuraScan® Model D600 Contactless Reader/Writer and reads and writes SmartCards and tags.

•	Examples of Socket Products are readers that can enable RFID coded information and RFID tags to be transferred from an RFID enabled device such as a mobile phone or from an RFID tag to an electronic application. These readers can work through (i) a base unit that will read the RFID information when it is brought into close proximity and transfers the information to an application via Bluetooth; or (ii) a handheld device designed to bring the reader to the RFID coded information that will read the RFID information when it is brought into close proximity and transfers the information to an application via Bluetooth.

E.	A "Derivative" of a Product is derived from, comes from, or, has substantially the same underlying architecture as an existing Product. Although the Derivative of an existing Product leverages the development of an existing Product, it may require a new BOM ("Build of Materials") and it may appear to customers of Socket as a new Product. It also may carry a new model number and address a new or different use case or a new market.

Examples of a Derivative of an existing Product include but are not limited to:

•	Products with features or capabilities removed from an existing Product to address price points and results in cost reductions of the existing Product; and
•	customized versions of existing Products that is tailored explicitly for a customer, market segment, or industry group.

F.	For the purposes of this Agreement, "RFID" shall mean or refer to RFID systems or technologies. RFID can operate within a number of frequency bands including but are not limited to the HF ("High Frequency)" band at or near 13.56 MHz. RFID includes Near Field Communications ("NFC") and a variety of "SmartCard" contactless solutions with their underlying communications protocols.
2.	Technology Purchase. As of the Effective Date, SAS hereby grants to Socket and its Affiliates an irrevocable, perpetual, non-exclusive, transferable, worldwide, unlimited, unrestricted, royalty-free, fully paid-up right and license (i) to make, have made, use, design, develop, reproduce, create market, manufacture, distribute, sell, have sold, offer for sale, modify, transform, lease, advertise, promote, test, service, or create derivative works of Products using CTP technology, or to create improvements to Products embodying or comprised of (in whole or in part) CTP; (ii) to use CTP technology in any and all applications; and (iii) to have the right to sublicense to third parties, including the right for other third parties to further sublicense.

3.	Improvements. Any improvement to CTP or Products after the Effective Date of this Agreement shall be the property of Socket.
4.	Covenant Not to Sue. SAS may not threaten or bring any legal action or claim against Socket or any Affiliate relating to the licensed technology, whether or not such claim was known as of the Effective Date of this Agreement, except as related to the enforcement of the terms of this Agreement.
5.	Indemnification by SAS. SAS will defend, indemnify, and hold Socket and its Affiliates harmless from any damages, claims, liabilities, expenses, and costs, including reasonable attorney's fees and losses of any kind ("Losses") that Socket or its Affiliates may sustain or incur arising out of and in connection with any claim by a third party against Socket or its Affiliates for infringement or alleged infringement of patents or other intellectual property rights relating to CTP. Notwithstanding the foregoing, this obligation shall not apply if the Losses resulting from the alleged infringement arise, in whole or in part, substantially from any modification of CTP made by Socket or any third party without the SAS' approval or participation.

In the event that Socket, or its Affiliates knows of a claim or potential claim for infringement or alleged infringement of patents or other intellectual property rights relating to CTP, Socket will provide prompt written notice to SAS of any such claim. SAS will work in good faith to resolve any claim covered by this provision quickly and in a manner that is fair to Socket. As a condition of SAS's obligation under this provision, Socket or its Affiliates will promptly deliver to SAS any papers served upon it in any proceeding covered by this indemnity, provide SAS with assistance and information for the defense in any proceeding, and defend the claims or proceedings at SAS' expense. Socket shall have the right to participate in the defense at its own expense.

6.	Payment and Delivery of Socket Shares.
A.	Price. In consideration both Parties agree that SAS shall be paid the equivalent of two million dollars ($2,000,000) ("Purchase Price") in shares of Socket stock ("Socket Shares").
B.	Payment in Share The price of Socket Shares to be delivered to SAS shall be the opening price of Socket Shares on the NASDAQ on the Effective Date (the "Share Price"). The number of Socket Shares that Socket shall transfer shall be two million dollars ($2,000,000) divided by the Shares Price (i.e., $2,000,000/Share Price) rounded up to the nearest whole share.
C.	Payment Method. Socket Shares to be delivered to SAS are not registered under SEC rules and regulations as of the Effective Date. Socket will promptly initiate the registration of Socket Shares, and based on Socket's past experience, anticipates that the registration should be completed on or about March 17, 2021. Socket shall initiate the transfer or issuance of registered Socket Shares to the brokerage or bank account specified by SAS within three (3) business days after Socket has notice of the completion of the Socket Shares' registration. The "Transfer Date" shall be the date that Socket initiates the transfer of registered Socket Shares to SAS pursuant to the following terms and details:

•	Socket Shares Shall Be Issued To:

IBAN: FR76 1820 6001 5465 0118 8656 077

BIC or SWIFT: AGRIFRPP88

Name and Address:

Crédit Agricole d'Ile-de-France

Agence de MASSY

44 bis rue de la Division Leclerc

91300 MASSY

France

Beneficiary Name and Address:

SpringCard SAS

Parc Gutenberg

2 voie la Cardon

91120 Palaiseau

France

•	Share Price: ten dollars and eighty-five cents ($10.85)

•	Number of Socket Shares: one hundred eighty-four thousand three hundred thirty-two (184,332)
D.	Collar. The "Collar Period" shall be the fourteen (14) days following the Transfer Date.

The "Initial Collar Shares" shall be the shares sold by SAS within the Collar Period totaling no more than ninety-two thousand one hundred sixty-six (92,166) shares.

If SAS sells a portion of the Initial Collar Shares in a lot ("Lot Collar Shares") at a price per share (the "Lot Resale Price") lower than ten dollars ($10) per share (the "Minimum Price"), Socket shall make a Lot Collar Payment. There shall be no Lot Collar Payment for any sale of any Socket Shares beyond the Initial Collar Shares, or for any Lot Collar Shares for which the Lot Resale Price is greater than the Minimum Price.

The "Lot Collar Payment" shall be the difference between the Minimum Price and the Lot Resale Price multiplied by the Lot Collar Shares (i.e., [Minimum Price – Lot Resale Price] x Lot Collar Shares). The "Total Collar Payment" shall be the sum of all Lot Collar Payments for all Lot Collar Shares sold by SAS.

Notwithstanding the foregoing, Socket will pay SAS a sum of the lesser of three hundred and fifty thousand dollars ($350,000) or the Total Collar Payment in cash as Lot Collar Payments. Each Lot Collar Payment shall be wired to SAS within five (5) business days of SAS notifying and providing proof to Socket of such sale.

7.	Warrant. As of the Effective Date, Socket will issue a warrant (the "Warrant") by which SAS has the right to purchase an aggregate of fifty thousand (50,000) shares of Socket Common Stock at the Share Price, divided into four (4) equal portions of twelve thousand five hundred (12,500) shares each on or after each of the following dates until the Expiration Date of Warrant: January 1, 2022, January 1, 2023, January 1, 2024, and January 1, 2025 (each, a "Share Release Date"). The Expiration Date of Warrant shall be ten (10) years after the Effective Date of this Agreement.

The Warrant entitles SAS to exercise its right to purchase such shares of Socket Common Stock at the Share Price pursuant to the terms, provisions, and conditions set forth in this Agreement.

A.	Method of Exercise. Subject to the terms of this Agreement, SAS may exercise its right to purchase any portion of shares exercisable under the Warrant by the delivery of the following to Socket: (i) a duly executed written exercise notice prior to the Expiration Date. The exercise notice shall specify the following: SAS's election to exercise all exercisable portions of the Warrant on or after the date those shares become exercisable and the number of shares SAS elects to purchase; (ii) payment for all shares that SAS elects to purchase by wiring the payment Socket's bank account; and (iii) all information necessary for the transfer of the Socket Common Stock to SAS, including the name and address of the entity that the shares should be issued to and the name of SAS's broker handling the transaction. Each exercise of the Warrant shall be deemed to be exercised upon receipt by Socket if and when SAS completes requirements (i) through (iii), and Socket shall deliver the Common Stock within three (3) business days after the exercise of the Warrant is deemed exercised to the brokerage account specified by SAS.
B.	Acquisition. In the event that the shareholders of Socket vote to accept the acquisition of Socket by a third party, after said vote, Socket shall promptly notify SAS of the results of the oncoming acquisition ("Notice of Acquisition"). The date of the acquisition shall be the "Consummation Date." Upon receipt of the Notice of Acquisition, SAS shall have the right to purchase all outstanding shares under the Warrant, and any shares tied to a future Share Release Date shall be accelerated to be purchasable immediately. The Warrant will expire on the Consummation Date and SAS will not be able to exercise any purchase rights after the Consummation Date.

C.	Transfer. SAS may not transfer the Warrant without the prior written approval of Socket.

8.	Compliance with Laws. No shares shall be issued pursuant to the exercise of SAS's rights under the Warrant unless such issuances and such exercise comply with applicable laws. SAS agrees, by acceptance of Socket Shares and the Warrant pursuant to this Agreement, that all shares of Socket Common Stock will be disposed of only in accordance with the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.
9.	Waiver of Maintenance Fees. SAS agrees to perform maintenance on CTP for Socket, free of charge, until December 31, 2024.

10.       General Provisions.

A.	Complete Understanding. This Agreement set forth the entire understanding of the Parties relating to its subject matter, supersede all prior and contemporaneous agreements, representations, understandings, negotiations, and discussions, whether written or oral, and will not be modified or affected by any offer, proposal, statement, or representation, oral or written, made by or for any Party in connection with the negotiation of this Agreement.
B.	Currency. All amounts specified herein shall be in United States Dollars.
C.	Modification. This Agreement may be modified only by a written amendment or amendments duly signed by persons authorized to sign agreements on behalf of the Parties.
D.	Severability. If any provision or provisions of this Agreement shall be held to be invalid, illegal, or unenforceable, no Party is required to perform said provision to the extent that said provision is invalid, illegal, or unenforceable, however, such provision shall be enforced to the fullest extent permitted by applicable law and the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
E.	Notice. Any notice required or permitted under this Agreement will be given in writing by personal delivery, by internationally recognized overnight delivery service (e.g., DHL), or email, in each case addressed to the Party to which the notice is provided at the address or email address designated by the Party by notice from time to time. Any notice will be deemed received on the earlier of the date of actual delivery or the date on which delivery is refused, regardless of whether the Party has vacated the physical address or discontinued the email address. The actual receipt by the addressee of any written notice will constitute delivery notwithstanding the failure to have complied with any provisions of this section.

F.	Governing Law. This Agreement will be governed by, and construed in accordance with, and all disputes between the Parties will be governed exclusively by the domestic internal laws of the State of California, without regard for conflicts of law principles. Exclusive venue for the resolution of any dispute between the parties relating to or arising from this Agreement will be in the state and federal courts for San Mateo County, California and the Parties hereby submit themselves to the personal jurisdiction of those courts and agree to the service of process.
G.	Counterparts. For the convenience of the parties and to facilitate execution, this Agreement may be executed in two or more counterparts, each of which shall be deed an original, but all of which shall constitute one and the same document.

[Signature Page to Follow]

The Parties have caused this Agreement to be executed and delivered as of the Effective Date and represent that the persons whose signatures appear below are duly authorized to execute this Agreement.

SOCKET MOBILE, INC. Kevin Mills, President and CEO	SPRINGCARD SAS Denis Pietersoone, President

[Signature Page to 2021 Technology Transfer Agreement]